SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 01/09 - 01/20/2009

Copels captive market grew 6% in 2008

     The following analysis refers to Copels performance in 2008 as compared to 2007.

     Total billed consumption, which includes the captive market, supply to free customers made by Copel Geração e Transmissão and energy supplied by Copel Distribuição to other distributors in Paraná State, totaled 21,313 GWh, a 4.2% growth. Captive market consumption was 19,633 GWh, up 6%, mainly due to:

(i) the growth in income and credit, which stimulated business activity and purchases of consumer electronics goods; and

(ii) the 9.9% growth in industrial production in Paraná between January and November 2008, which was more than double the national average (4.7%) .

Captive Market

     Residential consumption was 5,379 GWh, up 4.6% and represented 27.4% of Copels captive market. In December 2008, there were a total of 2,782,404 residential customers.

     Industrial consumption (except free customers) was 6,770 GWh, up 7.8%, and represented 34.5% of Copels captive market. In December 2008, 63,641 industrial captive customers were billed.

     Commercial consumption was 3,967 GWh, a 6.6% growth and representing 20.2% of Copels captive market. In December 2008, 294,866 commercial customers were billed.

     Rural consumption grew 5.5% to 1,606 GWh, representing 8.2% of Copels captive market. In December 2008, 335,666 rural customers were billed.

     Other consumption segments (government, public lighting, public services and own consumption) consumed 1,911 GWh, up 2.9% in the period and representing 9.7% of Copels captive market. In December 2008, 46,966 such customers were billed.

Free Market

Billed consumption by free customers supplied by Copel Geração e Transmissão declined by 18.9% due to the termination of certain contracts.

The following table details the figures discussed above:

		GWh
	2008	2007	Var. %
Captive Market	19,633	18,523	6.0
Residential	5,379	5,143	4.6
Industrial	6,770	6,278	7.8
Commercial	3,967	3,722	6.6
Rural	1,606	1,522	5.5
Others	1,911	1,858	2.9
Free Customers - Copel Geração e Transmissão	1,185	1,462	-18.9
Supply to Distributors in Paraná State	495	473	4.6
Total	21,313	20,458	4.2

Copel Distribuição Grid Market (TUSD)

     Copel Distribuição's grid market, comprising the captive market, supply to other distributors in Paraná and all free customers in the Companys concession area, grew 5.6% .

		GWh
	2008	2007	Var. %
Captive Market	19,633	18,523	6.0
Supply to Distributors in Paraná State	495	473	4.6
Free Customers in the Concession Area	3,375	3,258	3.6
Grid Market (TUSD)	23,503	22,254	5.6

Curitiba, January 20, 2009

Sincerely,
Paulo Roberto Trompczynski
CFO and Investor Relations Officer

For additional information, please contact Copel's Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2009

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.